


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180


PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

Page 1 of 14 consecutively numbered pages.
The exhibit index appears on page 13.

MASCO CORPORATION HOURLY 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Hourly 401(k) Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Detroit, Michigan
June 22, 2006

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

ASSETS	**2005**	**2004**
Investments, at fair value:		
Mutual funds	$131,922,858	$111,121,176
Company stock fund	2,024,999	2,192,500
Participant loans receivable	10,384,472	9,043,270
Total investments	144,332,329	122,356,946
Receivables:		
Employer contributions	540,493	946,739
Participant contributions	409,700	247,195
Net assets from plan merger (Note A)	16,172,241	463,643
Total receivables	17,122,434	1,657,577
NET ASSETS AVAILABLE FOR BENEFITS	$161,454,763	$124,014,523

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2005

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 2,927,284
Interest and dividend income	4,301,199
Total investment activity	7,228,483
Participant contributions	13,798,089
Employer contributions	6,170,039
Net transfers into Plan (Note A)	21,374,437
Total additions	48,571,048
Deductions:	
Benefit payments	11,098,999
Other, net	31,809
Total deductions	11,130,808
Net increase	37,440,240
Net assets available for benefits:	
Beginning of year	124,014,523
End of year	$161,454,763

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. **Description of Plan:**

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions.* At December 31, 2005, forfeited nonvested employer contributions totaled $220,399 and will be used to reduce future employer contributions and plan fees.

Effective March 1, 2005, the American AAdvantage Small Cap Value Plan - PA class changed its name to American Beacon Small Cap Value Fund - PA class.

Effective November 30, 2005, Zenith Products was deleted as a currently participating employer and added as a formerly participating employer.

During 2005, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $1,462,252.

Effective December 31, 2005, Milgard Manufacturing, Inc. was added as a currently participating employer. As a result of this event, $6,645,138 in-kind assets (Vanguard Wellington Fund) transferred into the Plan on December 30, 2005 while the remaining net assets of $16,172,241 transferred into the Plan on January 3, 2006 and are reflected as a receivable in the accompanying financial statement as of December 31, 2005.

Effective December 31, 2004, Brasstech, Inc. - Santa Ana, California was added as a currently participating employer. As a result of this event, the related net assets of $463,643 transferred into the Plan in January 2005 and are reflected as a receivable in the accompanying financial statement as of December 31, 2004. In addition, participant loans in the amount of $19,310 were subsequently transferred into the Plan and are reflected in net transfers into the Plan in the accompanying financial statements for the year ended December 31, 2005.

B. **Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2005 and 2004.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

NOTES TO FINANCIAL STATEMENTS, Concluded

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2005 and 2004.

	2005	2004
Fidelity Independence Fund, 442,142 and 429,639 shares, respectively	$ 8,688,091	$ 7,660,459
Fidelity Fund, 233,675 and 225,534 shares, respectively	$ 7,435,548	$ 6,738,965
Fidelity Magellan® Fund, 171,736 and 164,105 shares, respectively	$18,279,598	$17,032,408
Fidelity Retirement Government Money Market Portfolio, 43,349,331 and 39,534,192 shares, respectively	$43,349,331	$39,534,192

During 2005, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $2,927,284 as follows:

Mutual Funds	$ 3,315,146
Masco Corporation Company Stock Fund	(387,862)
	$ 2,927,284

D. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 164,602 shares	$ 1,728,326
*	The Managers Funds LLC	Managers Special Equity Fund 1,323 shares	114,782
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 147,735 shares	4,567,955
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 97,039 shares	2,272,663
*	JP Morgan Investment Management	JP Morgan Midcap Value Fund-Institutional Class 32,539 shares	767,259
*	American Beacon Advisors	American Beacon Small Cap Value Fund - PA Class 18,489 shares	370,328
*	Wellington Management Company, LLP	Vanguard Wellington Fund - Investor Class 218,950 shares	6,645,138
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 233,675 shares	7,435,548
		Fidelity Magellan® Fund 171,736 shares	18,279,598
		Fidelity Intermediate Bond Fund 631,164 shares	6,494,675
		Fidelity Independence Fund 442,142 shares	8,688,091
		Fidelity Overseas Fund 101,415 shares	4,219,899
		Fidelity Low-Priced Stock Fund 159,154 shares	6,499,834
		Fidelity Equity Income II Fund 239,229 shares	5,468,777
		Fidelity Retirement Government Money Market Portfolio 43,349,331 shares	43,349,331

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2005

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Spartan® U.S. Equity Index Fund 98,339 shares	4,342,656
		Fidelity Diversified International Fund 40,614 shares	1,321,585
		Fidelity Freedom Income Fund® 37,519 shares	426,592
		Fidelity Freedom 2000 Fund® 30,631 shares	374,000
		Fidelity Freedom 2005 Fund SM 612 shares	6,808
		Fidelity Freedom 2010 Fund® 172,184 shares	2,419,190
		Fidelity Freedom 2015 Fund SM 23,395 shares	270,216
		Fidelity Freedom 2020 Fund® 170,189 shares	2,503,482
		Fidelity Freedom 2025 Fund SM 11,721 shares	140,179
		Fidelity Freedom 2030 Fund® 193,414 shares	2,905,082
		Fidelity Freedom 2035 Fund SM 6,094 shares	74,524
		Fidelity Freedom 2040 Fund® 26,766 shares	236,340
		Masco Corporation Company Stock Fund 200,099 shares	2,024,999
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.00% - 11.5%	10,384,472
			$ 144,332,329

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

* These investments are with a party-in-interest.

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation Hourly 401(k) Plan



Date: June 22, 2006 By: ______________________

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 22, 2006 relating to the financial statements of Masco Corporation Hourly 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 22, 2006